Annual Stockholder Meeting Results:

The Fund held a meeting of stockholders on July 17, 2013. Stockholders voted as indicated below:
							  Affirmative   Withheld
								       Authority
Re-election of James A. Jacobson-
Class I to serve until the Annual Meeting
for the 2016-2017 fiscal year 				 34,798,646    1,043,203

Re-election of William B. Ogden, IV-
Class I to serve until the Annual Meeting
for the 2016-2017 fiscal year 				 34,790,961    1,050,888

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, HansW. Kertess,
John C. Maney* and Alan Rappaport continued to serve as Directors of the Fund.

* Interested Director